August 10, 2009

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention:	Barbara C. Jacobs, Assistant Director
Maryse Mills-Apenteng, Special Counsel
Ryan Houseal, Staff Attorney

Re:	3PAR Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 28, 2009

File No. 061 -33823

Ladies and Gentlemen:

3PAR Inc. (the “Company,” “3PAR” or “we”), is submitting this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated August 5, 2009, relating to 3PAR’s Preliminary Proxy Statement on Schedule 14A (File No. 061-33823) (the “Proxy Statement”).

We are concurrently filing via EDGAR a revised Preliminary Proxy Statement (the “Revised Proxy Statement”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of the Revised Proxy Statement (as compared to the Proxy Statement filed on July 28, 2009).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with 3PAR’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Revised Proxy Statement.

Proposal No. 3, Amendment and Restatement of 3PAR’s Bylaws, page 15

General

1.	For clarification, please include for each of the proposed changes to your current bylaws a cross-reference to the corresponding section of the proposed bylaw amendments attached as Appendix A to your proxy statement.

In response to the Staff’s comment, we have revised the disclosure in “Proposal No. 3, Amendment and Restatement of 3PAR’s Bylaws” beginning on page 15 of the Revised Proxy Statement to include cross-references for each of the proposed changes to our current bylaws to the corresponding section of the proposed bylaw amendments attached as Appendix A to the Revised Proxy Statement.

Securities and Exchange Commission

Re: 3PAR Inc.

August 10, 2009

2.	As a related matter, please be sure to include with your amended proxy statement marked text of all proposed bylaw amendments. As an example, we note that the amended bylaws attached as Appendix A to your proxy statement do not include the marked provisions relating to director resignations and board vacancies.

In response to the Staff’s comment, we have inserted a marked copy of “Section 3.4 - Resignations and Vacancies” into Appendix A to the Revised Proxy Statement. With the addition of Section 3.4 of the bylaws, Appendix A to the Revised Proxy Statement now includes marked text of all proposed bylaw amendments.

Clarification of Advance Notice Requirements, page 16

3.	You state on page 16 that the proposed bylaw amendments regarding advance notice requirements “are beneficial to both [your] stockholders and to [your] board of directors in planning for and administering meetings of [your] stockholders.” You further state that you believe that the proposed amendments “will help to set the stockholders’ expectations for such meetings and better prepare the stockholders for such meetings.” Your discussion should be balanced to address any disadvantages or additional burdens that may be imposed on shareholders as a result of each of the proposed amendments to your bylaws.

In response to the Staff’s comment, we have revised the disclosure in “Proposal No. 3, Amendment and Restatement of 3PAR’s Bylaws” beginning on page 16 of the Revised Proxy Statement regarding amendments to the advance notice requirements to include a discussion of any disadvantages or additional burdens that may be imposed on our stockholders as a result of each of the proposed amendments to our bylaws.

Clarification of Special Meeting Business, page 19

4.	Please revise your disclosure to more specifically identify the effect of the proposed change regarding special meetings. If the effect of the proposed change is to eliminate the requirement that advance notice be provided to shareholders concerning the business to be conducted at a special meeting, please clarify this as well.

In response to the Staff’s comment, we have revised the disclosure in “Proposal No. 3, Amendment and Restatement of 3PAR’s Bylaws” on page 19 of the Revised Proxy Statement regarding special meeting business to specify that the proposed change regarding special meetings simply clarifies that only our board of directors, Non-Executive Chairperson, chief executive officer

Securities and Exchange Commission

Re: 3PAR Inc.

August 10, 2009

or president may bring business before a special meeting, and that because our stockholders do not currently have the right to bring business before a special meeting, such proposed change does not affect any existing right of our stockholders.

Conform Director Resignations and Vacancies Provisions with Delaware Law, page 19

5.	Please include a description of any material differences between the provisions currently in your bylaws and the changes you propose to make as well as a balanced discussion regarding the effects those changes will have on your shareholders.

In response to the Staff’s comment, we have revised the disclosure in “Proposal No. 3, Amendment and Restatement of 3PAR’s Bylaws” on page 19 of the Revised Proxy Statement regarding the director resignations and vacancies provision of our bylaws to include a description of the material differences between the provisions currently in our bylaws and the changes we propose to make. In addition, the revised disclosure clarifies that because such proposed changes are codified in the Delaware General Corporation Law, we and our stockholders are currently governed by the provisions included in such proposed changes under Delaware law and the addition of such proposed changes to our bylaws has no effect on the Company or its stockholders.

*        *        *        *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct your questions or comments to me (510/668-9490) or Rob Kornegay (650/320-4533) of Wilson Sonsini Goodrich & Rosati, P.C. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at 510/668-9501.

Securities and Exchange Commission

Re: 3PAR Inc.

August 10, 2009

Thank you for your assistance.

Sincerely,

3PAR INC.

/s/ Ricardo E. Velez
Ricardo E. Velez
Director of Legal Affairs and Associate General Counsel

cc:	David C. Scott,

President and Chief Executive Officer

Adriel G. Lares,

Vice President of Finance and Chief Financial Officer

Alastair A. Short,

Vice President, General Counsel and Secretary

Robert P. Latta

Wilson Sonsini Goodrich & Rosati, P.C.